xOMB APPROVAL
OMB NUMBER
EXPIRES
EST. AVG. BURDEN HRS. PER RESPONSE

03002241

SD 3/6/03

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

VF 3-5-03

	FACING PAGE	
Annual Audited Report Form X-17A-5—Part III	**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**	**SEC File No. 8- 1-5204**

REPORT FOR THE PERIOD BEGINNING January 1, 2002 **AND ENDING** December 31, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:
U.S. Bancorp Piper Jaffray Inc.

Official Use Only

Firm ID No.

SEC MAIL PROCESSING
RECEIVED
MAR 0 3 2003
WASH. D.C. SECTION

Address of Principal Place of Business:
(Do not use P.O. Box No.)

800 Nicollet Mall
(No. and Street)

Minneapolis	Minnesota	55402
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Timothy L. Carter (612) 303-5607
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name—if individual, state last, first, middle name)

650 Third Avenue South	Minneapolis	Minnesota	55402
(Address)	**City**	**State**	**(Zip Code)**

Check One:
✓ Certified Public Accountant
___Public Accountant
___Accountant not resident in U.S. or any of its possessions.

PROCESSED
MAR 2 0 2003
THOMSON FINANCIAL

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3.91)

MAR 1 9 2003

OATH OR AFFIRMATION

I, *Sandra G. Sponem,* swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ***U.S. Bancorp Piper Jaffray Inc.*** as of ***December 31, 2002*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Officers' and directors' accounts:

Receivables	$324,460
Payables	$ 87,821

BRENDA M. CICH
Notary Public
Minnesota
My Commission Expires Jan. 31, 2005

Signature

Managing Director and Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

✓ (a) Facing page.
✓ (b) Statement of Financial Condition.
___ (c) Statement of Operations.
___ (d) Statement of Changes in Financial Condition.
___ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
___ (g) Computation of Net Capital.
___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
___ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
✓ (l) An Oath or Affirmation.
___ (m) A copy of the SIPC Supplemental Report.
___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3)*

U.S. Bancorp Piper Jaffray Inc.
Index to Statement of Financial Condition

PRICEWATERHOUSECOOPERS

U.S. Bancorp
Piper Jaffray Inc.
Statement of Financial Condition
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 1300
650 Third Avenue South
Minneapolis MN 55402-4333
Telephone (612) 596 6000
Facsimile (612) 373 7160

Report of Independent Accountants

To the Board of Directors and Stockholder of
U.S. Bancorp Piper Jaffray Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of U.S. Bancorp Piper Jaffray Inc. (the "Company) at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management; our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of the statement of financial condition in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 19, 2003

U.S. Bancorp Piper Jaffray Inc.
Statement of Financial Condition
December 31, 2002

Assets	
Cash and due from affiliated banks	$ 30,748,568
Receivables:	
Customers, net of allowance of $8,728,092	474,050,619
Brokers, dealers and clearing organizations	217,407,966
Good faith and clearing deposits	46,074,885
Securities purchased under agreements to resell	121,140,019
Trading securities owned, at fair value	441,604,686
Fixed assets, at cost, net of accumulated depreciation and amortization of $88,494,117	68,185,381
Other receivables	60,575,870
Goodwill	305,635,442
Other assets	99,979,429
Total assets	$ 1,865,402,865
Liabilities and Stockholder's Equity	
Short-term financing from affiliates	$ 200,000,000
Payables:	
Customers	143,580,184
Checks and drafts	57,919,319
Brokers, dealers and clearing organizations	216,675,283
Affiliates, net	7,254,820
Trading securities sold, but not yet purchased, at fair value	171,651,215
Accrued compensation	123,402,322
Other liabilities and accrued expenses	135,148,650
	1,055,631,793
Subordinated debt - affiliate	215,000,000
Stockholder's equity:	
Preferred stock, $1,000 par value; 3,000 shares authorized, none issued and outstanding	-
Common stock, $2,500 par value; 1,000 shares authorized, 459 shares issued and outstanding	1,146,990
Additional paid-in capital	613,406,099
Retained deficit	(19,782,017)
Total stockholder's equity	594,771,072
Total liabilities and stockholder's equity	$ 1,865,402,865

The accompanying notes are an integral part of the Statement of Financial Condition.

1. Organization and Summary of Significant Accounting Policies

Organization

U.S. Bancorp Piper Jaffray Inc. (the Company) is a wholly-owned subsidiary of U.S. Bancorp Piper Jaffray Companies Inc. (the Parent), which is a subsidiary of U.S. Bancorp (USB). The Company is a self-clearing securities broker/dealer and investment banking firm. As such, the Company trades and effects transactions in listed and unlisted equity and fixed income securities, underwrites and conducts secondary trading in corporate and municipal securities, sells mutual fund shares, acts as a broker of option contracts, and provides various other financial services.

Subsequent Event

On February 19, 2003, USB announced that its Board of Directors has approved a plan to effect the spin-off of its capital markets business unit including investment banking and brokerage activities primarily contributed by U.S. Bancorp Piper Jaffray Inc. The spin-off would be effected through a dividend of 100% of USB's ownership interests in the capital markets business while retaining $215 million of subordinated debt of the new company. The distribution is subject to certain conditions including SEC registration, regulatory review and approval and a determination that the distribution will be tax-free to USB and its shareholders. While expected to be completed in the third quarter of 2003, USB has no obligation to consummate the distribution, whether or not these conditions are satisfied.

Securities Transactions

Principal securities transactions are recorded on a trade-date basis. Customer receivables and payables are recorded on a settlement-date basis.

Securities Borrowed and Loaned

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. These amounts are included in receivable from and payable to other brokers, dealers and clearing organizations. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Interest is accrued on securities borrowed and loaned transactions and is included in other assets and other liabilities and accrued expenses in the Statement of Financial Condition.

Good Faith and Clearing Deposits

Good faith and clearing deposits primarily consist of U.S. Government securities which are held at the clearing organizations and are available for hypothecation.

Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell generally are collateralized by U.S. Government and agency obligations and are carried at the amounts at which the securities will be subsequently resold. It is the Company's policy to take possession of securities purchased under agreements to resell. Counterparties are principally primary dealers of U.S. Government securities and financial institutions. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate. Interest is accrued on resale contracts and is included in other assets and other liabilities and accrued expenses in the Statement of Financial Condition.

Trading Securities

Trading securities owned and trading securities sold but not yet purchased are stated at fair value and are generally readily marketable. Fair value is based on published market prices or other relevant factors including dealer price quotations and valuation pricing models, which take into account time value and volatility factors underlying the securities.

Fixed Assets

Fixed assets include office equipment, software and leasehold improvements. Depreciation of office equipment and software is provided using a straight-line method over estimated useful lives of three to seven years. Leasehold improvements are amortized over the asset's estimated useful life or the life of the lease, whichever is shorter.

Goodwill

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "*Goodwill and Other Intangible Assets,*" on January 1, 2002. SFAS 142 addresses the accounting for goodwill and intangible assets subsequent to their acquisition. The most significant changes made by SFAS No. 142 are that goodwill and indefinite lived intangible assets are no longer amortized and are to be tested for impairment at least annually. In management's opinion, no impairment exists as of December 31, 2002. Because 100 percent of goodwill is treated as a non-allowable asset for regulatory purposes, the impact of any impairment on the Company's net capital would not be significant.

Other Receivables

Included in other receivables are forgivable loans made to investment executives and other revenue-producing employees, typically in connection with their recruitment. These loans are forgivable based on continued employment and are amortized using the straight-line method over the term of the loan, which is generally three to five years.

Other Assets

Included in other assets are investments that the Company makes to fund deferred compensation liabilities for certain employees and various other venture capital investments. Investments are carried at estimated fair value based on published market quotes. In the event a security is thinly traded or the market price is not readily available for an investment, management estimates fair value using other valuation methods depending on the type of security and related market.

Net deferred tax assets are also included in other assets. See Note 12 for additional information.

Fair Value of Financial Instruments

At December 31, 2002, substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value because they are short-term in nature or reprice frequently.

Consolidation of Special Purpose Entities

Special purpose entities (SPEs) are trusts, partnerships or corporations established for a particular limited purpose. The Company engages in transactions with SPEs to securitize fixed rate municipal bonds. All of the SPEs that the Company is affiliated with are qualifying special purpose entities (QSPEs) as defined by SFAS No. 140, "*Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities,*" and therefore their financial statements have not been consolidated with the Company.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Changes
In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46), *"Consolidation of Variable Interest Entities,"* an interpretation of Accounting Research Bulletins (ARB) No. 51, *"Consolidated Financial Statements,"* to improve financial reporting of special purpose and other entities. In accordance with the interpretation, business enterprises that represent the primary beneficiary of another entity by retaining a controlling financial interest in that entity's assets, liabilities and results of operating activities must consolidate the entity in its financial statements. Transfer of assets to certain QSPEs subject to the requirements of SFAS 140 will not be required to be consolidated under the provision of FIN 46. The adoption of FIN 46 in 2003 is not expected to have a material impact on the financial position of the Company.

2. Receivable from and Payable to Other Brokers, Dealers and Clearing Organizations

Amounts receivable from brokers, dealers and clearing organizations other than correspondents include:

Receivable arising from unsettled securities transactions, net	$ 160,662,221
Deposits paid for securities borrowed	16,587,800
Receivable from clearing organizations	3,788,995
Securities failed to deliver	33,914,131
Other	2,454,819
Total receivable	$ 217,407,966

Amounts payable to brokers, dealers and clearing organizations other than correspondents include:

Deposits received for securities loaned	$ 174,699,370
Payable to clearing organization	25,968,358
Securities failed to receive	13,262,996
Other	2,744,559
Total payable	$ 216,675,283

Securities failed to deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date. Deposits paid for securities borrowed and deposits received for securities loaned approximate the market value of the related securities.

3. Receivable from and Payable to Customers

Amounts receivable from customers include:

Cash accounts	$ 77,800,322
Margin accounts	396,250,297
Total receivable	$ 474,050,619

Amounts payable to customers include:

Cash accounts	$ 118,983,532
Margin accounts	24,596,652
Total payable	$ 143,580,184

Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the financial statements. Margin loan receivables earn interest at floating interest rates.

Payable to customers primarily consists of customer funds pending completion of securities transactions and customer funds on deposit.

4. Trading Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2002, trading securities owned and trading securities sold, but not yet purchased are as follows:

Owned:	
Corporate securities:	
Equity	$ 56,617,996
Fixed income	175,531,022
Government securities	98,561,555
Municipal securities	110,894,113
	$ 441,604,686
Sold, but not yet purchased:	
Corporate securities:	
Equity	$ 17,284,541
Fixed income	56,566,467
Government securities	96,742,517
Municipal securities	1,057,690
	$ 171,651,215

Trading securities owned in the amount of $246,656,620 have been pledged to creditors. Securities pledged represent proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount reflected in the Statement of Financial Condition.

5. Borrowings

The Company has uncommitted credit agreements with affiliates totaling $1.1 billion, composed of a $400.0 million unsecured line from USB and a $700.0 million secured line from U.S. Bank National Association (USBNA), an affiliate bank, borrowings under which are to be collateralized by securities held in customers' margin accounts and trading securities owned. At December 31, 2002, the Company had no unsecured borrowings and secured borrowings of $200.0 million. The secured borrowings were collateralized with $246,656,620 of trading securities owned. An additional $900.0 million of credit was available on the affiliate credit lines at December 31, 2002.

In addition, the Company has uncommitted credit agreements from unaffiliated banks totaling $100.0 million. There were no advances against these lines at December 31, 2002.

The Company has executed a $215.0 million subordinated debt agreement with its Parent which satisfies provisions of Appendix D of Securities Exchange Act Rule 15c3-1 and has been approved by the New York Stock Exchange, Inc. (NYSE) and is therefore allowable in the Company's net capital computation. The liability is due January 31, 2006 and includes an automatic annual rollover provision.

The Company's borrowings bear interest at rates based on the London Interbank Offered Rate or federal funds rates. At December 31, 2002, the weighted average interest rate on borrowings was 2.40 percent. At December 31, 2002, no formal compensating balance agreements existed, and the Company was in compliance with all debt covenants related to these facilities.

6. Commitments and Contingent Liabilities

The Company leases office space and equipment under various noncancelable leases. Certain leases have renewal options and clauses for escalation and operating cost adjustments. Aggregate minimum lease commitments under operating leases and various other contractual commitments as of December 31, 2002 are as follows:

Years Ending December 31,

2003	$ 24,611,756
2004	22,144,516
2005	17,919,360
2006	13,207,633
2007	12,063,596
Thereafter	67,896,611
	$ 157,843,472

In the normal course of business, the Company enters into underwriting and other commitments. The ultimate settlement of such transactions open at year-end is not expected to have a material effect on the Statement of Financial Condition of the Company.

The Company is involved in various lawsuits or arbitrations or threatened lawsuits or arbitrations and regulatory inquiries related to its securities business. Management of the Company, after consultation with counsel, believes that the resolution of these various lawsuits, arbitrations, claims, and regulatory inquiries will have no material adverse effect on the Company's financial condition.

7. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer, trading, and correspondent clearance activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company utilizes financial futures and interest rate swap contracts to hedge fixed income inventories and retained residual interests against market interest rate fluctuations. Such contracts are subject to the same controls as trading securities owned for the Company's account and are not entered into for speculative purposes. Contracts are marked to market with gains or losses recorded in trading profits. As of December 31, 2002, the fair value of these contracts was not material to the Company's Statement of Financial Condition.

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral, or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company controls this risk by monitoring the market value of securities pledged or used as collateral on a daily basis and requiring adjustments in the event of excess market exposure.

In the normal course of business, the Company obtains securities under resale, securities borrow and custody agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2002, the Company obtained securities with a fair value of approximately $692.0 million on such terms, $210,642,970 of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

The Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to off-balance-sheet market risk in the event that prices increase, as the Company may be obligated to acquire the securities at market prices in excess of the values recorded.

The Company provides investment, financing, and related services to a diverse group of domestic and foreign customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes. To alleviate the potential for risk concentrations, credit limits are established and continually monitored in light of changing customer and market conditions. As of December 31, 2002, the Company did not have significant concentrations of credit risk with any one single or group of customers or counterparties.

8. Transactions with Affiliates

In the ordinary course of business, the Company enters into transactions with USB and other affiliates. These transactions could be either charges or reimbursements to the Company and include fees for referrals, fees for the underwriting and selling of affiliated mutual funds, financing costs, royalty fees for the use of USB's name, costs for occupancy, technology support and general and administrative services. Transactions with affiliates were not material for the year ended December 31, 2002.

Additionally, the Company enters into certain interest rate swap contracts with USB, as counterparty, to minimize interest rate risk. The fair value of such contracts as of December 31, 2002 was approximately $4.3 million and is recorded in other liabilities in the Statement of Financial Condition.

Short-term financing from affiliates represents borrowings from USBNA and USB which are primarily used to finance the Company's trading and margin loan activity. Short-term borrowings from USBNA are collateralized by trading securities and customers' margin securities, and short-term borrowings from USB are unsecured. The Company pays interest on these borrowings at interest rates based on federal funds rates.

During 2002, the Company repaid its outstanding subordinated debt of $475 million to Parent and entered into a new subordinated debt agreement of $215 million. Additionally, the Company received a capital contribution of $175 million from its Parent.

9. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer and member firm of the NYSE, the Company is subject to the Uniform Net Capital Rule (the Rule) of the Securities and Exchange Commission and the net capital rule of the NYSE. The Company has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital of the greater of $1.0 million or 2 percent of aggregate debit balances arising from customer transactions. The NYSE may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital. The Company is also registered with the Commodity Futures Trading Commission (CFTC) and therefore is subject to the CFTC regulations.

At December 31, 2002, net capital under the Rule was $200,990,490, or 42.4 percent of aggregate debit balances, and $191,513,910 in excess of the minimum required net capital.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and regulatory bodies.

10. Employee Benefit Plans and Stock Based Compensation

Substantially all of the Company's employees are eligible to participate in USB's employee benefit plans, excluding pension benefits.

Effective January 1, 2002, the Company implemented a qualified, non-contributory profit sharing plan covering substantially all employees. Company contributions to the plan are discretionary within limits to qualify as deductions for income tax purposes. Employees are fully vested after five years of service.

Prior to 2002, employees of the Company participated in the cash balance pension plan of USB. Participant cash balance pension accounts were frozen as of December 31, 2001. Participant balances will continue to receive investment credits based on participant investment elections, but will receive no further service credits. Employees will continue to be fully vested after five years of service.

The Company provides certain health care and life insurance benefits to retired employees through post-retirement benefit plans offered by USB. Generally, all employees may become eligible for retiree health care benefits by meeting defined age and service requirements. The Company may also subsidize the cost of coverage for employees meeting certain age and service requirements. The medical plan contains other cost-sharing features such as deductibles and coinsurance. The estimated cost of these retiree benefit payments is accrued during the employees' active service.

Company employees also participate in a USB defined contribution retirement savings plan, which allows qualified employees, at their option, to make contributions through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are 100 percent matched by the Company, up to the first four percent of an employee's compensation. Although the Company's matching contribution vests immediately, a participant must be employed on December 31st to receive that year's matching contribution. All of the Company's matching contributions are invested in USB common stock. Employee contributions are invested, at the employees' direction, among a variety of investment alternatives.

The Company has elected to follow Accounting Principles Board Opinion No. 25 (APB 25), *"Accounting for Stock Issued to Employees,"* in accounting for its employee stock incentive and purchase plans. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized at the grant date. Certain of the Company's employees have the option to participate in the stock incentive plans offered by USB, which include incentive stock options, restricted stock, and other stock-based awards at or above 100 percent of the market price at the date of grant. Options granted under the plan are generally exercisable up to ten years from the date of grant and vest over three to five years.

The following table summarizes USB stock options outstanding at December 31, 2002:

	Options Outstanding	Weighted Average Exercise Price	Restricted Shares Outstanding
December 31, 2001	19,136,420	$23.28	593,236
Granted:			
Stock options	2,820,104	$22.84	-
Restricted stock	-	-	-
Exercised	1,305,813	$22.36	-
Canceled/vested	98,330	$27.29	193,569
December 31, 2002	20,552,381	$23.47	399,667

Additional information regarding options outstanding as of December 31, 2002, is as follows:

	Options Outstanding			Exercisable Options	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$9.12-$10.00	141,254	3.0	$9.21	141,254	$9.21
$10.01-$20.00	4,136,135	7.8	$17.03	3,842,476	$16.90
$20.01-$30.00	16,070,514	8.0	$25.14	7,829,598	$26.18
$30.01-$37.15	204,478	5.3	$32.54	189,298	$32.66
	20,552,381	7.9	$23.47	12,002,626	$23.11

11. Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

During 2002, the Company securitized $144.4 million of highly rated fixed rate municipal bonds. Each municipal bond is sold into a separate trust that is funded by the sale of variable rate certificates to institutional customers seeking variable rate tax-free investment products. These variable rate certificates reprice weekly. The Company retains a residual interest in each structure that is accounted for as a trading asset, recorded at fair value. The fair value of retained interests was $5.0 million at December 31, 2002 with a weighted-average life of 10.2 years. Fair value of retained interests is estimated based on the present value of future cash flows using management's best estimates of the key assumptions – forward yield curves, credit losses of 0 percent, and a 15 percent discount rate. The Company receives a fee to remarket the variable rate certificates derived from the securitizations. The Company enters into interest rate swaps with an affiliate to minimize any interest rate risk associated with the retained interests.

At December 31, 2002, the sensitivity of the current fair value of retained interests to immediate 10 percent and 20 percent adverse changes in the key economic assumptions were not material.

12. Taxes

The Company files a consolidated federal income tax return with USB and its affiliates. For state tax purposes, the Company files unitary state tax returns with USB and its affiliates or separate Company tax returns depending on state statute. Payments are made to USB each quarter for federal and state income taxes computed on pretax book income using the consolidated effective tax rate. Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities. Adjustments to deferred tax assets and liabilities are periodically settled with USB.

The net deferred tax asset included in other assets in the Statement of Financial Condition as of December 31, 2002, consists of the following items:

Deferred tax assets:	
Accruals not currently deductible	$ 25,538,178
Pension	8,195,800
Deferred compensation	7,200,684
	40,934,662
Deferred tax liabilities:	
Partnership investments	1,688,784
Other, including mark-to-market accounting and prepaid expenses	2,052,487
	3,741,271
Net deferred tax asset	$ 37,193,391

The Company has reviewed the components of the deferred tax assets and has determined it is more likely than not that they will be realized.